AFFINITY
TECHNOLOGIES™

AFFINITY TECHNOLOGY GROUP, INC.

2004 ANNUAL REPORT

Introduction

Affinity Technology Group, Inc. (the "Company") was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company allowed consumers to obtain loans and open other financial accounts through remote input devices such as touch screens and personal computer terminals which interacted with other systems that supplied information necessary to process and approve consumer financial transactions. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. Currently, the Company's business activities consist exclusively of attempting to enter into agreements with third parties to license the Company's rights under certain of its loan processing and financial account patents.

The Company's patents include:

Patent No. 5,870,721 – "System and Method for Real Time Loan Approval"
Patent No. 5,940,811 – "Closed Loop Financial Transaction Method and Apparatus"
Patent No. 6,105,007 – "Automatic Financial Account Processing System"

The Company's patents present an opportunity to execute a business strategy to exploit the value of the concepts upon which the Company's technologies were based.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that the Company's business is subject to several substantial risks and uncertainties, including:

- the Company's very limited capital resources and the possibility that it may be unable to raise additional capital in amounts sufficient to permit it to continue its operations;
- the risk that the Company may lose all or part of the claims covered by its patents as a result of existing and future challenges to its patents;
- the risk that the Company's patents may be subject to additional reexamination by the U.S. Patent and Trademark Office or challenge by third parties;
- the possibility all or some of the holders of the convertible secured notes issued by the Company may take action to collect the amounts outstanding under these notes;
- the results of ongoing litigation; and
- unanticipated costs and expenses affecting the Company's cash position.

If the Company is not able to raise additional capital immediately, it may be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection. Moreover, if any of the holders of the convertible notes issued by the Company take action to collect the amounts owed by the Company under these notes, the Company will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection. These and other factors may cause actual results to differ materially from those anticipated.

Letter To Our Stockholders

As I prepared to write this letter to our stockholders, I was reminded that my previous letters have highlighted the challenges we have faced. Over the past several years the Company has faced many challenges, some of which have even threatened our ability to survive. During 2004, we again confronted serious challenges and I expect that there will be additional challenges in the future.

I was also reminded that we have made great progress in meeting the challenges we have faced and reducing the number of serious issues that have confronted our Company. In fact, currently there are two challenges that must be overcome to move the Company forward.

First and foremost, the Company must successfully prosecute the U. S. Patent and Trademark Office's ("USPTO") reexamination of the Company's patent which covers the automated establishment of financial and credit accounts (U.S. Patent No. 6,105,007). The reexamination was requested by Ameritrade and Federated Department Stores during 2004 and is ongoing. The Company filed lawsuits against Ameritrade and Federated in 2003 and both lawsuits have been stayed pending the outcome of the reexamination. The decision by the USPTO to grant Ameritrade and Federated's request for the reexamination has stalled our patent licensing program; however, we are committed to vigorously defending the validity of our patent and continuing our licensing program if we are successful.

The other critical challenge we must overcome is to secure adequate working capital to sustain the operations of the Company while the reexamination is proceeding. This challenge is one that the Company has continually faced over the past five years. Due to the uncertainties inherent in our business and the continued challenges to the validity of our patents, raising capital has been a challenge. However, thus far we have been successful in securing adequate capital to continue operations.

Currently, our next milestone is clear – we must successfully defend the validity of our third (and final) patent. Hence, we must secure adequate working capital to achieve that milestone. Fortunately, over the past several years we have been very successful in minimizing our working capital requirements and are hopeful that we can secure adequate capital to complete the reexamination process.

Ultimately, and at the appropriate time, the Company will be required to attract the financial resources to exploit the full value of its patent portfolio. Integral to that process will be the satisfaction of the Company's convertible notes which are currently in technical default. Even though the Company has not been successful in reaching an agreement with all of its noteholders to extend the maturity of the notes, we are grateful to the noteholders for their patience, forbearance and commitment they have shown. I continue to believe that a successful resolution of the reexamination of our financial account patent will provide various options to satisfy our outstanding notes and secure additional capital to maximize the value from our patent portfolio.

Even though our progress was slowed in 2004, we were able to successfully prosecute the reexamination of our second loan processing patent (U.S. Patent No. 5,940,811). In March of this year we received a notice from the USPTO that the reexamination had been concluded and we expect to receive our reexamination certificate soon. The reexamination took an extended time to complete, but its successful resolution should bolster the overall technical strength of our patent portfolio. We are very pleased that we again demonstrated our ability to maintain the validity of one of our patents.

Additionally, during 2004, we were forced to retry a lawsuit brought against the Company over eight years ago. A jury verdict of $386 thousand was awarded to the plaintiff; however, the award was overturned by the trial judge. We are hopeful this matter has been finally resolved; however, the plaintiff has appealed the judge's action.

As we move through 2005 I am sure we will continue to face additional challenges. Unfortunately, it is inherent in our patent licensing business model. You can be assured that we will continue to defend our patents and make every effort possible to maximize their value for the benefit of our stockholders.

Sincerely,

Joseph A. Boyle,
Chairman, President and Chief Executive Officer

Selected Financial Data

The following table presents selected financial data of the Company for the periods indicated. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto and other information included elsewhere in this report.

	Year Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Statement of Operations Data:					
Revenues	**$ 287,298**	$ 517,647	$ 185,960	$ 1,285,944	$ 1,723,075
Cost and expenses:					
Cost of revenues	**64,265**	1,765	16,846	63,751	344,931
Research and development	-	-	-	496,441	683,600
Impairment loss	-	-	-	448,945	2,608,773
Selling, general and administrative expenses	**732,285**	996,711	1,406,841	3,847,807	6,791,767
Total costs and expenses	**796,550**	998,476	1,423,687	4,856,944	10,429,071
Operating loss	**(509,252)**	(480,829)	(1,237,727)	(3,571,000)	(8,705,996)
Interest income	**1,967**	694	1,643	10,101	64,155
Interest expense	**(95,990)**	(80,373)	(70,334)	(115,557)	(26,277)
Litigation accrual reversal	**386,148**	-	-	-	-
Loss from continuing operations	**(217,127)**	(560,508)	(1,306,418)	(3,676,456)	(8,668,118)
Income (loss) from operations of discontinued subsidiary	-	-	-	467,188	(534,978)
Gain on disposal of subsidiary	-	-	-	891,569	-
Net loss	**$ (217,127)**	$ (560,508)	$ (1,306,418)	$ (2,317,699)	$ (9,203,096)
Loss per share - basic and diluted					
Continuing operations	**$ (0.01)**	$ (0.01)	$ (0.03)	$ (0.10)	$ (0.29)
Net loss per share	**$ (0.01)**	$ (0.01)	$ (0.03)	$ (0.06)	$ (0.30)
Shares used in computing net loss per share	**41,926,272**	41,512,897	40,707,108	38,004,089	30,242,054

Selected Financial Data (continued)

	December 31,				
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Cash and cash equivalents	**$ 62,756**	$ 578,398	$ 156,780	$ 27,720	$ 646,198
Working capital	**(1,524,772)**	(909,356)	(82,512)	117,477	2,216,854
Total assets	**121,240**	618,002	234,848	927,657	5,638,453
Convertible debenture	-	-	-	225,090 (1)	951,456
Convertible notes	**1,383,149** (3)	1,291,841 (2)	868,427	-	-
Capital stock of subsidiary held by minority investor	-	-	-	-	22,668
Stockholder's equity (deficiency)	**(1,513,523)**	(1,329,579)	(908,230)	343,438	2,326,314

(1) Amounts outstanding under the convertible debenture as of December 31, 2001, were classified as a current liability and, accordingly ar in the working capital of the Company at December 31, 2001, set forth above.

(2) $756,336 of the amount outstanding under the convertible notes as of December 31, 2003, was classified as a current liability and, acc is included in the working capital of the Company at December 31, 2003, set forth above.

(3) All amounts outstanding under the convertible notes as of December 31, 2004, were classified as a current liability and, accordingly are in the working capital of the Company at December 31, 2004, set forth above.

The following table presents the high and low sales prices of the Company's Common Stock for the periods indicated during 2004 and 2003 as reported by the OTC Bulletin Board. As of March 10, 2005, there were 452 stockholders of record of the Common Stock.

	Sales Price Per Share	
	High	Low
2004		
First Quarter	0.17	0.09
Second Quarter	0.12	0.06
Third Quarter	0.07	0.04
Fourth Quarter	0.09	0.04
2003		
First Quarter	0.27	0.09
Second Quarter	0.23	0.15
Third Quarter	0.19	0.12
Fourth Quarter	0.17	0.09

The Company has never paid dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in 1994 to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Due to capital constraints, the Company has suspended efforts to deploy products and services that use its loan processing system, DeciSys/RT, in order to focus its efforts exclusively on attempting to license certain of its patents.

In conjunction with its product development activities, the Company applied for and obtained three patents. The Company has been granted two patents covering its fully-automated loan processing systems (U. S. Patents No. 5,870,721 and 5,940,811). In August 2000, the U.S. Patent and Trademark Office issued to the Company a patent covering the fully-automated establishment of a financial account, including credit accounts (U. S. Patent No. 6,105,007). In addition, in 1997 the Company acquired a patent that covers the automated processing of an insurance binder through a kiosk (U. S. Patent No. 5,537,315).

Both of the Company's patents covering fully automated loan processing systems have been subject to reexamination by the U.S. Patent and Trademark Office (the "PTO") due to challenges to such patents by third parties. On January 28, 2003, the Company received a Reexamination Certificate (U. S. Patent No. 5,870,721 C1) from the PTO which formally concluded the reexamination of U. S. Patent No. 5,870,721. On March 30, 2005, the Company received a Notice of Intent to Issue Ex Parte Reexamination Certificate from the PTO indicating that the reexamination of its other loan processing patent (U. S. Patent No. 5,940,811) had been closed. The Company expects to receive its Reexamination Certificate with respect to this patent in due course.

On March 26, 2004, the Company was notified by Federated and Ameritrade that they had jointly filed a request with the PTO to reexamine U. S. Patent No. 6,105,007. On June 23, 2004, the Company received notification that the PTO had granted the request for reexamination. The Company has lawsuits pending against Federated and Ameritrade in the Columbia Division of the United States District Court for the State of South Carolina (the "Columbia Federal Court") in which it claims that both Federated and Ameritrade infringe U. S. Patent No. 6,105,007. The Company has jointly, with Federated and Ameritrade, requested the Columbia Federal Court to stay the lawsuits against Federated and Ameritrade pending resolution of the reexamination of U. S. Patent No. 6,105,007. It is likely that it will take an extended period of time to complete the reexamination proceedings and the related litigation with Federated and Ameritrade. Moreover, the PTO's grant of Federated's and Ameritrade's request for reexamination of U. S. Patent No. 6,105,007 will likely have a material adverse effect on the Company's patent licensing program and its ability to attract additional capital resources in order to continue its operations.

In November 2003, Household International, Inc. ("Household") filed a declaratory judgment action against the Company in United States District Court in Wilmington, Delaware (the "Delaware Federal Court"). In its complaint Household requested the Delaware Federal Court to rule that Household was not infringing any of the claims of the Company's patents (U.S. Patent No. 5,870,721 C1, No. 5,940,811, and No. 6,105,007) and that the patents were not valid. The Company filed counterclaims against Household claiming that Household infringes U. S. Patent Nos. 5,870,721 C1, 5,940,811 and 6,105,007. The Company also filed a motion with the Delaware Federal Court to transfer the case to the Columbia Federal Court. In April 2004, the Delaware Federal Court granted the Company's motion to transfer the case to Columbia Federal Court. As discussed previously, the PTO has granted the reexamination request filed by Federated and Ameritrade relating to U. S. Patent No. 6,105,007. The Company has had discussions with Household to jointly file a request with the Columbia Federal Court to stay the Household action pending the resolution of the PTO's reexamination. The Company believes that it is likely that the lawsuit will be stayed pending the resolution of the reexamination of U. S. Patent No. 6,105,007.

It is possible that third parties may bring additional actions to contest all or some of the Company's patents. The Company can make no assurances that it will not lose all or some of the claims covered by its existing patents.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2004, the Company had cash and cash equivalents of $62,756. As of March 31, 2005, the Company had almost completely exhausted its remaining cash resources, and unless it secures additional capital immediately it may have to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection. Moreover, the Company currently does not have the resources to repay the principal and accrued interest outstanding under its convertible secured notes, which have become due and payable in full as discussed in the following paragraphs. If any of the holders of these notes takes action to collect the amounts owed by the Company under these notes, the Company will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

In 2002, 2003, and the first quarter of 2004, the Company issued an aggregate of $1,280,336 principal amount of convertible secured notes to certain investors as part of its efforts to raise additional capital. These notes bear interest at 8%, are convertible into the Company's common stock at a conversion rate of $.20 per share, and are secured by the Company's equity interest in decisioning.com, Inc., which owns the Company's patent portfolio. The outstanding notes include a note in the principal amount of $125,000 acquired on June 3, 2002 by the Company's Chief Executive Officer and a note in the principal amount of $100,000 acquired on November 5, 2003 by a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding capital stock. Principal and interest under these notes generally becomes payable in full on the second anniversary of the date on which these notes were issued. However, under the terms of the notes, the full amount of principal and interest under all notes becomes immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company.

On June 2, 2004, notes with a principal amount of $756,336 became due and payable. Additionally, on March 13, 2005 notes with a principal amount of $200,000 became due and payable. The Company has had discussions with the holders of these notes regarding the extension of the maturity date of these notes. However, the Company has not been successful in reaching an agreement with all of the holders of these notes regarding an extension of their maturity date. Because the Company is currently in default regarding payment of principal and interest due under certain of the notes, the full amount of principal and interest outstanding under all notes has become due and payable. Accordingly, the full amount of principal and accrued interest under all of these notes is shown as a current liability of the Company as of December 31, 2004. As of December 31, 2004, and December 31, 2003, the amount of principal and accrued interest outstanding under all of the notes was $1,383,149 and $1,291,841, respectively.

To remain viable, the Company must generate working capital through the sale of patent licenses or by raising additional capital. To date, the Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company. As a result, the Company has been forced to become involved in litigation with alleged infringers. The Company believes that these lawsuits may take an extended period of time to complete, and no assurance can be given that the Company will have the resources necessary to complete these lawsuits or that it will be successful in obtaining a favorable outcome. Moreover, the ongoing reexamination of U. S. Patent No. 6,105,007 will likely take an extended period of time to complete and adversely affect the Company's ability to enter into other licensing agreements. Accordingly, to remain viable it is critical that the Company raise additional capital immediately. The uncertainties of these litigation matters, the reexamination of U. S. Patent No. 6,105,007, and other factors affecting the Company's short and long-term liquidity discussed above has impeded and will likely continue to impede the Company's ability to raise additional capital. To maintain the minimal resources necessary to support its current operations, prosecute the reexamination of U. S. Patent No. 6,105,007, and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business.

The Company has been a defendant in a lawsuit brought by Temple Ligon, who claims that the Company breached an agreement to give him a 1% equity interest in the Company in consideration of services he claims to have performed in 1993 and 1994 in conjunction with the formation of the Company. In January 2004, this litigation resulted in a jury verdict against the Company of $382,148. In connection with the litigation and the resulting jury verdict, the Company filed post-trial motions with the trial court in which, among other things, it claimed that the jury verdict should be set aside. On July 23, 2004, the trial judge granted the Company's motions, set aside the jury verdict, and ordered entry of a judgment in favor of the Company. The plaintiff has appealed the trial judge's ruling to the South Carolina Court of Appeals. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

Critical Accounting Policies

The Company applies certain accounting policies which are critical in understanding the Company's results of operations and the information presented in the consolidated financial statements. The Company considers critical accounting policies to be those that require more significant judgments and estimates in the preparation of its financial statements and include the valuation reserve on net deferred tax assets. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it estimates is more likely than not to be realized. As of December 31, 2004, the Company recorded a valuation allowance that reduced its deferred tax assets to equal its deferred tax liability.

Results of Operations

Revenues. The Company's revenues from continuing operations were $287,298, $517,647 and $185,960 for the years ended December 31, 2004, 2003, and 2002, respectively. The types of revenue recognized by the Company are as follows:

Table 1 - Revenues

	Years ended December 31,					
	2004		2003		2002	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total
Transaction fees	**$ -**	**-**	$ -	-	$ 104,878	56.4
Patent license revenue	**267,647**	**93.2**	17,647	3.4	25,000	13.4
Other income	**19,651**	**6.8**	500,000	96.6	56,082	30.2
	$ 287,298	**100.0**	$ 517,647	100.0	$ 185,960	100.0

Transaction fees. The Company recognized no transaction fee revenue in 2003 or 2004. During 2002 the Company provided transaction processing services to one customer that used the Company's *e*-xpertLender system. The contract with the customer terminated in October 2002.

Patent license revenue. The Company recognized revenues of $267,647 from its patent licensing activities in 2004. Of the total amount recognized, $250,000 was related to a settlement agreement with an institution that formerly maintained a system that permitted consumers to apply for credit cards over the Internet and is non-recurring. Additionally, in 2004, 2003 and 2002, the Company recognized patent licensing revenue associated with the annual fee from one patent license agreement executed in 1999.

Other income. In 2004, other income consisted exclusively of non-recurring miscellaneous income items primarily associated with the sale of equipment no longer needed in the operation of the Company's business. In 2003, other income of $500,000 related exclusively to amounts received by the Company as a result of the settlement of a lawsuit. In 2002 other income consisted primarily of non-recurring miscellaneous income items and certain insignificant recurring income items such as fees charged for the routine maintenance of products in service.

Costs and Expenses

Costs of Revenues. Costs of revenues from continuing operations for the years ended December 31, 2004, 2003, and 2002 were $64,265, $1,765 and $16,846, respectively. Cost of revenues includes the direct costs associated with the generation of specific types of revenue and the allocation of certain indirect costs when such costs are specifically identifiable and allocable to revenue producing activities. During the three years ended December 31, 2004, the nature and amounts of costs, as well as gross profit margins, associated with certain revenue producing activities varied significantly due to changes in the nature of the Company's operations.

Costs of revenues and the percentage of the costs of revenues to total costs of revenues for the years ended December 31, 2004, 2003, and 2002 are as follows:

Table 2 – Cost of Revenues

	Year ended December 31,					
	2004		2003		2002	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total
Transaction fees	**$ -**	**-**	$ -	-	$ 14,346	85.2
Patent license revenue	**64,265**	**100.0**	1,765	100.0	2,500	14.8
	$ 64,265	**100.0**	$ 1,765	100.0	$ 16,846	100.0

Costs of transaction fees. The Company had no transaction fee revenue or related costs in 2004 and 2003. In 2002 the cost of transaction fees consisted primarily of the direct costs incurred by the Company to process loan applications through its systems. Such direct costs were associated with services provided by third parties and included the cost of credit reports, fraud reports and communications networks used by the Company. During 2002 the Company provided transaction processing services to one customer that used the Company's *e*-xpertLender system. The contract with the customer terminated in October 2002.

Costs of patent license revenue. Costs of patent license revenue recognized in 2004, 2003, and 2002 consist of the patent licensing agent's commissions.

General and Administrative Expenses. General and administrative ("G&A") expenses related to continuing operations for the year ended December 31, 2004, were $732,285, compared to $996,711 and $1,406,841 for the years ended December 31, 2003 and 2002, respectively.

G&A expenses during 2004 consisted primarily of personnel expense of approximately $272,000; professional fees of approximately $321,000; depreciation and amortization expense of approximately $8,000; rent expense of approximately $41,000; and insurance and taxes of approximately $61,000.

G&A expenses during 2003 consisted primarily of personnel expense of approximately $266,000; professional fees of approximately $269,000; depreciation and amortization expense of approximately $15,000; rent expense of approximately $54,000; insurance and taxes of approximately $72,000; and litigation accruals of approximately $318,000.

G&A expenses during 2002 consisted primarily of personnel expense of approximately $434,000; professional fees of approximately $303,000; depreciation and amortization expense of approximately $138,000; rent expense of approximately $101,000; and insurance and taxes of approximately $159,000.

The decrease in G&A in 2004 compared to 2003 and 2003 compared to 2002 is due the continued reduction of the Company's workforce over the past three years and curtailment of other expenses. G&A expenses were lower in all material categories in 2004 compared to 2003, except for personnel expense and professional fees. The approximately $6,000 increase in personnel expense in 2004 compared to 2003 was attributable to the full-time employment of the Company's President and CEO for four months in 2004 compared to three months in 2003. The approximately $52,000 increase in professional fees in 2004 compared to 2003 was primarily attributable to legal expenses incurred with relation to the Temple Ligon trial. G&A expenses were lower in all material categories in 2003 compared to 2002, except for litigation accruals associated with the Temple Ligon trial.

Interest Income

Interest income associated with operations was $1,967, $694 and $1,643 during 2004, 2003, and 2002, respectively, and primarily reflects interest income attributable to cash balances. The increase in interest income in 2004 compared to 2003 and the decrease in interest income in 2003 compared to 2002 is primarily attributed to the increase and decrease, respectively, in average cash balances maintained during the year.

Interest Expense

Interest expense associated with continuing operations was $95,990, $80,373 and $70,334 in 2004, 2003, and 2002, respectively. Interest expense is primarily associated with the interest on a $1 million convertible debenture issued in November 2000 that was satisfied on June 3, 2002, and the interest on $1,280,336 aggregate principal amount of convertible notes issued in installments in June 2002 ($830,336), March 2003 ($200,000), August 2003 ($25,000), November 2003 ($150,000), December 2003 ($50,000), and January 2004 ($25,000). The increase in interest expense in 2004 compared to 2003 and 2003 compared to 2002 is attributable to the interest on the convertible notes issued in 2003 and 2004 in the aggregate principal amount of $425,000 and $25,000, respectively.

Litigation Accrual Reversal

The Company has been a defendant in a lawsuit which resulted in a jury verdict against the Company in January 2004. The Company had recorded a reserve for the estimated loss in this litigation of $386,148 as a result of the jury verdict. In July 2004 the trial judge ruled on post-trial motions submitted by the Company and set aside the jury verdict, and accordingly, in the third quarter of 2004, the Company reversed the $386,148 accrual and recognized a like amount as other income.

Income Taxes

The Company has recorded a valuation allowance for the full amount of its net deferred income tax assets as of December 31, 2004, 2003, and 2002, based on management's evaluation of the recognition criteria as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Liquidity and Capital Resources

The Company has generated net losses of $68,678,032 since its inception and has financed its operations primarily through net proceeds from its initial public offering in May 1996 and cash generated from operations and other financing transactions. Net proceeds from the Company's initial public offering were $60,088,516.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2004, the Company had cash and cash equivalents of $62,756. As of March 31, 2005, the Company had almost completely exhausted its remaining cash resources, and unless it secures additional capital immediately it may have to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection. Moreover, the Company currently does not have the resources to repay the principal and accrued interest outstanding under its convertible secured notes, which have become due and payable in full as discussed in the following paragraphs. If any of the holders of these notes takes action to collect the amounts owed by the Company under these notes, the Company will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

In 2002, 2003, and the first quarter of 2004, the Company issued an aggregate of $1,280,336 principal amount of convertible secured notes to certain investors as part of its efforts to raise additional capital. These notes bear interest at 8%, are convertible into the Company's common stock at a conversion rate of $.20 per share, and are secured by the Company's equity interest in decisioning.com, Inc., which owns the Company's patent portfolio. The outstanding notes include a note in the principal amount of $125,000 acquired on June 3, 2002 by the Company's Chief Executive Officer and a note in the principal amount of $100,000 acquired on November 5, 2003 by a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding capital stock. Principal and interest under these notes generally becomes payable in full on the second anniversary of the date on which these notes were issued. However, under the terms of the notes, the full amount of principal and interest under all notes becomes immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company.

On June 2, 2004, notes with a principal amount of $756,336 became due and payable. Additionally, on March 13, 2005 notes with a principal amount of $200,000 became due and payable. The Company previously initiated discussions with the holders of these notes regarding the extension of the maturity date of these notes. However, the Company has not been successful in reaching an agreement with all of the holders of these notes regarding an extension of their maturity date. Because the Company is currently in default regarding payment of principal and interest due under certain of the notes, the full amount of principal and interest outstanding under all notes has become due and payable. Accordingly, the full amount of principal and accrued interest under all of these notes is shown as a current liability of the Company as of December 31, 2004. As of December 31, 2004, and December 31, 2003, the amount of principal and accrued interest outstanding under all of the notes was $1,383,149 and $1,291,841, respectively.

To remain viable, the Company must generate working capital through the sale of patent licenses or by raising additional capital. To date, the Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company. As a result, the Company has been forced to become involved in litigation with alleged infringers. The Company believes that these lawsuits may take an extended period of time to complete, and no assurance can be given that the Company will have the resources necessary to complete these lawsuits or that it will be successful in obtaining a favorable outcome. Moreover, the ongoing reexamination of U. S. Patent No. 6,105,007 will likely take an extended period of time to complete and adversely affect the Company's ability to enter into other licensing agreements. Accordingly, to remain viable it is critical that the Company raise additional capital immediately. The uncertainties of these litigation matters, the reexamination of U. S. Patent No. 6,105,007, and other factors affecting the Company's short and long-term liquidity discussed above has impeded and will likely continue to impede the Company's ability to raise additional capital. To maintain the minimal resources necessary to support its current operations, prosecute the reexamination of U. S. Patent No. 6,105,007, and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business.

The Company has been a defendant in a lawsuit brought by Temple Ligon, who claims that the Company breached an agreement to give him a 1% equity interest in the Company in consideration of services he claims to have performed in 1993 and 1994 in conjunction with the formation of the Company. In January 2004, this litigation resulted in a jury verdict against the Company of $382,148. In connection with the litigation and the resulting jury verdict, the Company filed post-trial motions with the trial court in which, among other things, it claimed that the jury verdict should be set aside. On July 23, 2004, the trial judge granted the Company's motions, set aside the jury verdict, and ordered entry of a judgment in favor of the Company. The plaintiff has appealed the trial judge's ruling to the South Carolina Court of Appeals. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

Net cash used during the year ended December 31, 2004, to fund operations was approximately $558,000, compared to approximately $44,000 and $457,000 for 2003 and 2002, respectively. In 2003, the Company received $500,000 in conjunction with the settlement of a lawsuit which significantly reduced cash used to fund its operations. At December 31, 2004, 2003, and 2002, cash and liquid investments were $62,756, $578,398 and $156,780, respectively, and working capital was ($1,524,772), ($909,356) and ($82,512), respectively. For purposes of determining working capital at December 31, 2004 and 2003, $1,383,149 and $851,514, respectively, of principal and accrued interest under the Company's convertible notes are included as current liabilities.

Contractual Obligations

The following table sets forth the Company's long-term debt and other obligations at December 31, 2004.

Table 3 – Contractual Obligations

		Payment Due By Period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	$ 1,383,149	$ 1,383,149	$ -	$ -	$ -
Operating Lease Obligations	5,353	5,353	-	-	-
Purchase Obligations	4,260	4,260	-	-	-
Total	$ 1,392,762	$ 1,392,762	$ -	$ -	$ -

(1) Long-term debt obligations consist of the Company's convertible notes, including accrued interest, which have become immediately due and payable.

Affinity Technology Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2004		December 31, 2003	
Assets				
Current assets:				
Cash and cash equivalents	$	**62,756**	$	578,398
Prepaid expenses		**47,235**		20,121
Total current assets		**109,991**		598,519
Property and equipment, net		**11,249**		18,336
Other assets		**-**		1,147
Total assets	$	**121,240**	$	618,002
Liabilities and stockholders' deficiency				
Current liabilities:				
Accounts payable	$	**21,502**	$	76,056
Accrued expenses		**277,329**		565,136
Accrued compensation and related benefits		**139,890**		92,700
Convertible notes		**1,181,336**		756,336
Current portion of deferred revenue		**14,706**		17,647
Total current liabilities		**1,634,763**		1,507,875
Convertible notes		**-**		425,000
Deferred revenue		**-**		14,706
Commitments and contingent liabilities				
Stockholders' deficiency:				
Common stock, par value $0.0001; authorized 60,000,000 shares, issued 44,230,910 shares in 2004 and 44,032,493 shares in 2003		**4,423**		4,403
Additional paid-in capital		**70,665,373**		70,632,210
Treasury stock, at cost (2,168,008 shares at December 31, 2004 and 2003)		**(3,505,287)**		(3,505,287)
Accumulated deficit		**(68,678,032)**		(68,460,905)
Total stockholders' deficiency		**(1,513,523)**		(1,329,579)
Total liabilities and stockholders' deficiency	$	**121,240**	$	618,002

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years ended December 31, 2004	2003	2002
Revenues:			
Transactions	$ -	$ -	$ 104,878
Patent license revenue	**267,647**	17,647	25,000
Other income	**19,651**	500,000	56,082
	287,298	517,647	185,960
Costs and expenses:			
Cost of revenues	**64,265**	1,765	16,846
General and administrative expenses	**732,285**	996,711	1,406,841
	796,550	998,476	1,423,687
Operating loss	**(509,252)**	(480,829)	(1,237,727)
Other income (expenses):			
Interest income	**1,967**	694	1,643
Interest expense	**(95,990)**	(80,373)	(70,334)
Litigation accrual reversal	**386,148**	-	-
Net loss	**$ (217,127)**	$ (560,508)	$ (1,306,418)
Net loss per share – basic and diluted	**$ (0.01)**	$ (0.01)	$ (0.03)
Shares used in computing net loss per share	**41,926,272**	41,512,897	40,707,108

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficiency)

	Common Stock						
	Shares	Amount	Additional Paid-in Capital	Common Stock Warrants	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2001	42,399,363	$ 4,240	$ 70,386,464	$ 52,000	$ (3,505,287)	$ (66,593,979)	$ 343,438
Issuance of common stock as executive compensaton	500,000	50	44,950	-	-	-	45,000
Issuance of common stock as finder's fees	150,000	15	9,735	-	-	-	9,750
Net loss	-	-	-	-	-	(1,306,418)	(1,306,418)
Balance at December 31, 2002	43,049,363	4,305	70,441,149	52,000	(3,505,287)	(67,900,397)	(908,230)
Expiration of warrants	-	-	52,000	(52,000)	-	-	-
Note payable conversion to common stock	409,796	41	81,918	-	-	-	81,959
Issuance of common stock as board service compensation	283,334	28	25,472	-	-	-	25,500
Issuance of common stock for consulting services	250,000	25	22,475	-	-	-	22,500
Issuance of common stock as finder's fees	40,000	4	9,196	-	-	-	9,200
Net loss	-	-	-	-	-	(560,508)	(560,508)
Balance at December 31, 2003	44,032,493	4,403	70,632,210	-	(3,505,287)	(68,460,905)	(1,329,579)
Note payable conversion to common stock	148,417	15	29,668	-	-	-	29,683
Issuance of common stock as finder's fees	50,000	5	3,495	-	-	-	3,500
Net loss	-	-	-	-	-	(217,127)	(217,127)
Balance at December 31, 2004	44,230,910	$ 4,423	$ 70,665,373	$ -	$ (3,505,287)	$ (68,678,032)	$ (1,513,523)

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31, 2004	2003	2002
Operating activities			
Net loss	**$ (217,127)**	$ (560,508)	$ (1,306,418)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**8,181**	14,859	137,557
Impairment loss	**1,147**	-	-
Writedown of software development costs	-	-	656
Provision for doubtful accounts	-	-	7,519
Inventory valuation allowance	-	-	100,379
Deferred revenue	**(17,647)**	(17,647)	50,000
Litigation accrual reversal	**(386,148)**	-	-
Other	**(14,497)**	12,311	127,830
Changes in current assets and liabilities:			
Accounts receivable	-	5,666	445,921
Other assets	**(27,114)**	22,663	71,707
Accounts payable	**(54,554)**	55,315	(119,017)
Accrued expenses	**103,024**	378,463	72,867
Accrued compensation and related benefits	**47,190**	45,331	(45,730)
Net cash used in operating activities	**(557,545)**	(43,547)	(456,729)
Investing activities			
Purchases of property and equipment	**(1,697)**	(4,724)	(9,284)
Proceeds from sale of property and equipment	**18,600**	44,889	8,810
Net cash provided by (used in) investing activities	**16,903**	40,165	(474)
Financing activities			
Proceeds from convertible notes	**25,000**	425,000	625,000
Payments on notes payable to third parties	-	-	(38,737)
Net cash provided by financing activities	**25,000**	425,000	586,263
Net (decrease) increase in cash	**(515,642)**	421,618	129,060
Cash and cash equivalents at beginning of year	**578,398**	156,780	27,720
Cash and cash equivalents at end of year	**$ 62,756**	$ 578,398	$ 156,780
Supplemental cash flow information:			
Income taxes paid	**$ -**	$ -	$ -
Interest paid	**$ -**	$ -	$ 14,630

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. The Company - Going Concern

The Company was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company include its DeciSys/RT® loan processing system, which automated the processing and consummation of consumer financial services transactions; the Affinity Automated Loan Machine (the ALM), which allowed an applicant to apply for and, if approved, obtain a loan in as little as ten minutes; the Mortgage ALM, which allowed an applicant to apply for a mortgage loan; *e*-xpertLender®, which permitted a financial institution to make automated lending decisions through its call centers and branches; iDEAL, which permitted automobile lenders to make automobile lending decisions for loan applications originated at automobile dealers; and rtDS, which permitted lenders to deliver credit decisions to applicants over the Internet. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. The Company's last processing contract terminated in late 2002, and the Company has no plans to engage in further sales or other activities related to its products or services, other than to attempt to license certain of the patents that it owns. Currently, the Company's business activities consist exclusively of attempting to enter into license agreements with third parties to license the Company's rights under certain of its patents.

In conjunction with its product development activities, the Company applied for and obtained three patents. The Company has been granted two patents covering its fully-automated loan processing systems (U. S. Patents No. 5,870,721 and 5,940,811). In August 2000, the U.S. Patent and Trademark Office issued to the Company a patent covering the fully-automated establishment of a financial account, including credit accounts (U. S. Patent No. 6,105,007). In addition, in 1997 the Company acquired a patent that covers the automated processing of an insurance binder through a kiosk (U. S. Patent No. 5,537,315).

Both of the Company's patents covering fully automated loan processing systems have been subject to reexamination by the U.S. Patent and Trademark Office (the "PTO") due to challenges to such patents by third parties. On January 28, 2003, the Company received a Reexamination Certificate (U. S. Patent No. 5,870,721 C1) from the PTO which formally concluded the reexamination of U. S. Patent No. 5,870,721. On March 30, 2005, the Company received a Notice of Intent to Issue Ex Parte Reexamination Certificate from the PTO indicating that the reexamination of its other loan processing patent (U. S. Patent No. 5,940,811) had been closed. The Company expects to receive its Reexamination Certificate for this patent in due course.

On March 26, 2004, the Company was notified by Federated and Ameritrade that they had jointly filed a request with the PTO to reexamine U. S. Patent No. 6,105,007. On June 23, 2004, the Company received notification that the PTO had granted the request for reexamination. The Company has lawsuits pending against Federated and Ameritrade in the Columbia Division of the United States District Court for the State of South Carolina (the "Columbia Federal Court") in which it claims that both Federated and Ameritrade infringe U. S. Patent No. 6,105,007. The Company has jointly, with Federated and Ameritrade, requested the Columbia Federal Court to stay the lawsuits against Federated and Ameritrade pending resolution of the reexamination of U. S. Patent No. 6,105,007. It is likely that it will take an extended period of time to complete the reexamination proceedings and the related litigation with Federated and Ameritrade. Moreover, the PTO's grant of Federated's and Ameritrade's request for reexamination of U. S. Patent No. 6,105,007 will likely have a material adverse effect on the Company's patent licensing program and its ability to attract additional capital resources in order to continue its operations.

In November 2003, Household International, Inc. ("Household") filed a declaratory judgment action against the Company in United States District Court in Wilmington, Delaware (the "Delaware Federal Court"). In its complaint Household requested the Delaware Federal Court to rule that Household was not infringing any of the claims of the Company's patents (U.S. Patent No. 5,870,721 C1, No. 5,940,811, and No. 6,105,007) and that the patents were not valid. The Company filed counterclaims against Household claiming that Household infringes U. S. Patent Nos. 5,870,721 C1, 5,940,811 and 6,105,007. The Company also filed a motion with the Delaware Federal Court to transfer the case to the Columbia Federal Court. In April 2004, the Delaware Federal Court granted the Company's motion to transfer the case to Columbia Federal Court. As discussed previously, the PTO has granted the reexamination request filed by Federated and Ameritrade relating to U. S. Patent No. 6,105,007. The Company has had discussions with Household to jointly file a request with the Columbia Federal Court to stay the Household action pending the resolution of the PTO's reexamination. The Company believes that it is likely that the lawsuit will be stayed pending the resolution of the reexamination of U. S. Patent No. 6,105,007.

It is possible that third parties may bring additional actions to contest all or some of the Company's patents. The Company can make no assurances that it will not lose all or some of the claims covered by its existing patents.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2004, the Company had cash and cash equivalents of $62,756. The Company has almost completely exhausted its remaining cash resources, and unless it secures additional capital immediately it may have to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection. Moreover, the Company currently does not have the resources to repay the principal and accrued interest outstanding under its convertible secured notes, which have become due and payable in full as discussed in the following paragraphs. If any of the holders of these notes takes action to collect the amounts owed by the Company under these notes, the Company will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

In 2002, 2003, and the first quarter of 2004, the Company issued an aggregate of $1,280,336 principal amount of convertible secured notes to certain investors as part of its efforts to raise additional capital. These notes bear interest at 8%, are convertible into the Company's common stock at a conversion rate of $.20 per share, and are secured by the Company's equity interest in decisioning.com, Inc., which owns the Company's patent portfolio. The outstanding notes include a note in the principal amount of $125,000 acquired on June 3, 2002 by the Company's Chief Executive Officer and a note in the principal amount of $100,000 acquired on November 5, 2003 by a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding capital stock. Principal and interest under these notes generally becomes payable in full on the second anniversary of the date on which these notes were issued. However, under the terms of the notes, the full amount of principal and interest under all notes becomes immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company.

On June 2, 2004, notes with a principal amount of $756,336 became due and payable. Additionally, on March 13, 2005 notes with a principal amount of $200,000 became due and payable. The Company previously initiated discussions with the holders of these notes regarding the extension of the maturity date of these notes. However, the Company has not been successful in reaching an agreement with all of the holders of these notes regarding an extension of their maturity date. Because the Company is currently in default regarding payment of principal and interest due under certain of the notes, the full amount of principal and interest outstanding under all notes has become due and payable. Accordingly, the full amount of principal and accrued interest under all of these notes is shown as a current liability of the Company as of December 31, 2004. As of December 31, 2004, and December 31, 2003, the amount of principal and accrued interest outstanding under all of the notes was $1,383,149 and $1,291,841, respectively.

To remain viable, the Company must generate working capital through the sale of patent licenses or by raising additional capital. To date, the Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company. As a result, the Company has been forced to become involved in litigation with alleged infringers. The Company believes that these lawsuits may take an extended period of time to complete, and no assurance can be given that the Company will have the resources necessary to complete these lawsuits or that it will be successful in obtaining a favorable outcome. Moreover, the ongoing reexamination of U. S. Patent No. 6,105,007 will likely take an extended period of time to complete and adversely affect the Company's ability to enter into other licensing agreements. Accordingly, to remain viable it is critical that the Company raise additional capital immediately. The uncertainties of these litigation matters, the reexamination of U. S. Patent No. 6,105,007, and other factors affecting the Company's short and long-term liquidity discussed above has impeded and will likely continue to impede the Company's ability to raise additional capital. To maintain the minimal resources necessary to support its current operations, prosecute the reexamination of U. S. Patent No. 6,105,007, and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business.

The Company has been a defendant in a lawsuit brought by Temple Ligon, who claims that the Company breached an agreement to give him a 1% equity interest in the Company in consideration of services he claims to have performed in 1993 and 1994 in conjunction with the formation of the Company. In January 2004, this litigation resulted in a jury verdict against the Company of $382,148. In connection with the litigation and the resulting jury verdict, the Company filed post-trial motions with the trial court in which, among other things, it claimed that the jury verdict should be set aside. On July 23, 2004, the trial judge granted the Company's motions, set aside the jury verdict, and ordered entry of a judgment in favor of the Company. The plaintiff has appealed the trial judge's ruling to the South Carolina Court of Appeals. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

In order to fund its operations, the Company may need to raise additional funds through the issuance of additional equity securities, in which case the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to common stock. There can be no assurance that additional financing will be available on terms acceptable to the Company or at all. If adequate funds are not available or not available on acceptable terms, the Company may be unable to continue operations. The Company is evaluating alternatives to continue its business activities through 2005 and beyond.

There is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from this uncertainty. However, management believes that any adjustments to reflect the possible future effects on the recoverability and classification of assets and amounts of liabilities would not materially change the Company's financial position.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Affinity Technology Group, Inc. (the "Company" or "ATG") and its subsidiaries, Affinity Bank Technology Corporation, Affinity Clearinghouse Corporation, Affinity Credit Corporation, Affinity Processing Corporation ("APC"), Affinity Mortgage Technology, Inc., decisioning.com, Inc. ("decisioning.com"), and Multi Financial Services, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts payable and notes payable approximate their fair values.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from five to ten years for office furniture and fixtures and three to five years for all other depreciable assets. Depreciation expense was approximately $7,000, $13,000 and $97,000 during 2004, 2003, and 2002, respectively.

Software Development Costs

Costs incurred in the development of software, which formerly was incorporated as part of the Company's products or sold separately, are capitalized after a product's technological feasibility has been established. Capitalization of such costs is discontinued when a product is available for general release to customers. Software development costs are capitalized at the lower of cost or net realizable value and amortized using the greater of the revenue curve method or the straight-line method over the estimated economic life of the related product. Amortization begins when a product is ready for general release to customers. The net realizable value of unamortized capitalized costs is periodically evaluated and, to the extent such costs exceed the net realizable value, unamortized amounts are reduced to net realizable value. In 2002, the Company recorded charges of approximately $1,000 to reduce recorded balances of unamortized capitalized software costs to their net realizable value.

Amortization of capitalized software development was approximately $41,000 in 2002. The Company had no amortization of capitalized software in 2003 and 2004.

Revenue Recognition

Transaction fees - Transaction fee revenue was recognized as the related transactions were processed. Transaction processing fees represented approximately 56.4% of total revenue from operations during 2002.

Patent licensing – The Company recognizes revenue from patent licensing activities pursuant to the provisions of each license agreement which specify the periods to which the related license and corresponding revenue applies.

Deferred revenues - Deferred revenues relate to unearned revenue associated with cash received for patent licenses. Such revenue is recognized in the period the patent license entitles the licensee to use technology covered by the Company's patents.

Cost of Revenues

Cost of revenues consists of costs associated with transaction fees and patent licensing agent's commissions. Costs associated with transaction fees include the direct costs incurred by the Company related to transactions it processes for its customers. Costs of transaction fees approximated $14,000 in 2002. Costs of patent license revenues consist of patent licensing agent commissions paid or accrued by the Company and totaled $64,265, $1,765 and $2,500 for the years ended December 31, 2004, 2003, and 2002, respectively.

Stock Based Compensation

The Company accounts for stock options in accordance with APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized for stock or stock options issued to employees at fair value. For stock options granted at exercise prices below the estimated fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares and the estimated fair value. The deferred compensation expense is amortized ratably over the vesting period of the individual options.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), provides an alternative to APB 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company intends to continue to account for stock based compensation arrangements under APB No. 25 and has adopted the pro forma disclosure requirements of SFAS 123. Equity instruments issued to consultants, directors and employees in lieu of cash payments for services are recorded at the fair value of the equity instrument on the date the equity instrument is granted and the related expense is recognized over the period the services are performed. In 2004, 2003 and 2002, the Company recognized $3,500, $57,200 and $54,750, respectively, of stock based compensation related to the issuance of equity instruments.

Had compensation cost for options granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with SFAS 123, the Company's net income and earnings per share would have changed to the pro forma amounts listed below:

	2004	2003	2002
Net loss:			
As reported	**$ (217,127)**	$ (560,508)	$ (1,306,418)
Add: stock-based compensation expense included in reported net income	**-**	-	-
Deduct: stock-based compensation expense determined under the fair value based method for all awards	**(22,887)**	(47,941)	(113,180)
Pro forma net loss	**$ (240,014)**	$ (608,449)	$ (1,419,598)
Net loss per common share:			
As reported:			
Basic and diluted	**$ (0.01)**	$ (0.01)	$ (0.03)
Pro forma:			
Basic and diluted	**$ (0.01)**	$ (0.01)	$ (0.03)

See Note 5 for more information regarding the Company's stock compensation plans and the assumptions used to prepare the pro forma information presented above.

Net Loss Per Share of Common Stock

All net loss per share of Common Stock amounts presented have been computed based on the weighted average number of shares of Common Stock outstanding in accordance with SFAS 128. Stock warrants and stock options are not included in the calculation of dilutive loss per common share because the Company has experienced operating losses in all periods presented and, therefore, the effect would be antidilutive.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments ("SFAS 123R"). This accounting standard, which is effective for interim and annual periods beginning after June 15, 2005, requires the recognition of compensation expense related to stock options under SFAS 123. The Company plans to adopt SFAS 123R prospectively in the third quarter of 2005 with an anticipated impact to earnings per share of less than $0.01 per share in 2005 and 2006.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, ("SFAS 151"), an amendment of Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing. This accounting standard, which is effective for annual periods beginning after June 15, 2005, requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. The adoption of SFAS 151 is not expected to have a material effect on the Company's financial position or results or operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions ("APB 29"). This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

Income Taxes

Deferred income taxes are calculated using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Concentrations of Credit Risk

The Company is not exposed to any concentration of credit risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in 2002 and 2003 have been reclassified to conform to 2004 presentations for comparability. These reclassifications have no effect on previously reported stockholders' equity (deficiency) or net loss.

3. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2004	**2003**
Data processing equipment	**$ 32,109**	$ 384,870
Office furniture and fixtures	**37,161**	44,136
Automobiles and industrial equipment	**11,038**	30,333
Purchased software	**3,770**	3,770
	84,078	463,109
Less accumulated depreciation and amortization	**(72,829)**	(444,773)
	$ 11,249	$ 18,336

4. Convertible Notes

In June 2002, the Company issued convertible secured notes (the "notes") to certain investors as part of its capital raising initiatives. The principal amount of notes issued totaled $830,336 and included the issuance of a note in the principal amount of $125,000 to the Company's Chief Executive Officer and the issuance of a note in the principal amount of $205,336 to AMRO International, S.A. ("AMRO") in satisfaction of the principal and accrued interest outstanding under AMRO's convertible debenture previously acquired by AMRO. The notes bear interest at 8% and principal and accrued interest were due in June 2004. In 2003 and 2004, the Company issued additional convertible notes in the aggregate amount of $425,000 and $25,000, respectively. Such notes also bear interest at 8% and mature at various dates in 2005 and 2006. Included in the aggregate $425,000 principal amount of convertible notes issued by the Company in 2003 is a $100,000 convertible note issued to a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding common stock. All notes are collateralized by the stock of the Company's wholly-owned subsidiary, decisioning.com. decisioning.com is the Company's patent licensing subsidiary and owns the Company's patent portfolio. The notes are convertible into the Company's common stock at a conversion rate of $.20 per share. The Company may prepay the notes subject to a prepayment penalty of 8% and 4% if the prepayment occurs within the first twelve months or thereafter, respectively.

In October 2003, AMRO converted $74,000 principal and $7,959 accrued interest related to its $205,336 convertible note into 409,796 shares of the Company's common stock. Additionally, in October 2004, AMRO converted $25,000 principal and $4,683 accrued interest related to the same convertible note into 148,417 shares of the Company's common stock.

As more fully explained in Note 1, all the convertible notes are in default and are classified as current liabilities. The contractual maturities of the Company's 8% convertible notes are as follows:

	December 31,	
Contractual Maturity Date	**2004**	**2003**
June 2004	**$ 731,336**	$ 756,336
March 2005	**200,000**	200,000
August 2005	**25,000**	25,000
November 2005	**150,000**	150,000
December 2005	**50,000**	50,000
January 2006	**25,000**	-
	1,181,336	1,181,336
Less: current portion	**(1,181,336)**	(756,336)
Long-term portion	**$ -**	$ 425,000

5. Stockholders' Deficiency

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. At December 31, 2004 and 2003 there are no shares of preferred stock issued or outstanding.

Stock Option Plans

During 1995, the Company adopted the 1995 Option Plan under which incentive stock options and nonqualified stock options may be granted to employees, directors, consultants or independent contractors. At December 31, 2004, 7,420 options were outstanding, all of which are exercisable under the 1995 Option Plan. At December 31, 2004, the weighted average exercise price was $0.44 and the weighted average remaining contractual life was 1.1 years. This plan closed during April 1996.

In April 1996, the Company adopted the 1996 Incentive Stock Option Plan. Under the terms of the plan, incentive options may be issued at an exercise price not less than the estimated fair market value on the date of grant. Generally, options granted vest ratably over a 60 month term.

In addition, the 1996 Incentive Stock Option Plan was amended and restated effective May 28, 1999, to increase the number of shares of common stock available for issuance from 1,900,000 to 2,900,000 and to permit non-employee directors to participate in the 1996 Stock Option Plan. Under the Company's director compensation program in effect from April 1999 to March 2002, non-employee directors received options under the 1996 Incentive Stock Option Plan to purchase 5,000 shares of common stock of the Company on the 5th business day after each annual shareholder meeting. In March 2002, the Company adopted a new director compensation program as a component of the 1996 Incentive Stock Option Plan under which all non-employee directors received a one-time grant of options to purchase 100,000 shares of the Company's stock at the closing sales price of the Company's common stock on the business day immediately prior to the date of grant. Such options vest ratably over a two-year period. Under the program, all non-employee directors on the Board were granted options to purchase 100,000 shares on March 20, 2002. Any new non-employee directors appointed to the Board will be granted options to purchase 100,000 shares at the time of his or her election to the Board.

A summary of activity under the 1995 and 1996 Option Plans is as follows:

	Shares Available for Grant	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Price Per Share
1995 Stock Option Plan			
Balance at December 31, 2001	-	161,120	$0.44
Options canceled/forfeited	-	(143,100)	$0.44
Balance at December 31, 2002	-	18,020	$0.44
Options canceled/forfeited	-	-	$0.44
Balance at December 31, 2003	-	18,020	$0.44
Options canceled/forfeited/expired	-	(10,600)	$0.44
Balance at December 31, 2004	-	7,420	$0.44

	Shares Available for Grant	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Price Per Share
1996 Incentive Stock Option Plan			
Balance at December 31, 2001	1,609,400	1,118,670	$1.13
Options granted	(1,250,000)	1,250,000	$0.09
Options canceled/forfeited	324,665	(324,665)	$0.93
Balance at December 31, 2002	684,065	2,044,005	$0.53
Options granted	(125,000)	125,000	$0.19
Options cancelled/forfeited	18,185	(18,185)	$1.12
Balance at December 31, 2003	577,250	2,150,820	$0.50
Options granted	-	-	$0.00
Options cancelled/forfeited	17,500	(17,500)	$0.22
Balance at December 31, 2004	594,750	2,133,320	$0.50

A summary of stock options exercisable and stock options outstanding under the 1996 Incentive Stock Option Plan is as follows:

1996 Incentive Stock Option Plan

	Options Exercisable at December 31, 2004		Options Outstanding At December 31, 2004		
Range of Exercise Prices	Number Exercisable	Weighted Average Price Per Share	Number Outstanding	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (years)
$0.09 - $0.94	1,515,000	$0.20	1,720,000	$0.19	6.8
$1.06 - $3.75	345,120	$1.90	413,120	$1.82	4.7
$6.75 - $7.38	200	$6.75	200	$6.75	2.0
$0.09 - $7.38	1,860,320	$0.51	2,133,320	$0.50	6.4

The pro forma disclosures required by SFAS 123 regarding net loss and net loss per share are stated as if the Company had accounted for stock options using fair values. Using the Black-Scholes option-pricing model the fair value at the date of grant for these options was estimated using the following assumptions:

	2003	2002
Dividend yield	-	-
Expected volatility	132%	136%
Risk-free rate of return	1.99%	2.39% - 4.32%
Expected option life, years	3	3

The weighted average fair value for options granted under the Option Plans during 2003 and 2002 was $0.14 and $0.07, respectively. No options were granted by the Company in 2004.

The Black-Scholes and other option pricing models were developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. The Company's employee stock options have characteristics significantly different than those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate. Accordingly, in management's opinion, these existing models may not necessarily provide a reliable single measure of the fair value of employee stock options.

Stock Warrants

In November 2000, the Company issued three-year warrants to acquire 920,000 shares of the Company's common stock at a weighted average price of $.7464 per share. The warrants were issued in conjunction with the issuance of a $1,000,000 convertible debenture and the arrangement of an equity line agreement. In 2002, the weighted average conversion price was reduced to $.05 per share in conjunction with the restructuring of the remaining balance of the convertible debenture. All the warrants expired unexercised in 2003.

6. Employee Benefit Plans

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit.

7. Leases

The Company has non-cancelable operating leases for the rental of its offices and warehouse. Future minimum lease payments under these leases at December 31, 2004 are approximately $2,700, all of which is payable in 2005.

In 2004, 2003, and 2002 the Company incurred rent expense, including rent associated with cancelable rental agreements, of approximately $32,000, $47,000 and $92,000, respectively.

8. Income Taxes

As of December 31, 2004, the Company had federal and state tax net operating loss carryforwards of approximately $66,797,000. The net operating loss carryforwards will begin to expire in 2009, if not utilized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Net operating loss carryforwards	**$ 24,891,000**	$ 24,811,000
Accrued expenses	**18,000**	18,000
Other	**6,000**	6,000
Total deferred tax assets	**24,915,000**	24,835,000
Deferred tax liabilities:		
Other	**-**	(1,000)
Total deferred tax liabilities	**-**	(1,000)
Less: Valuation allowance	**(24,915,000)**	(24,834,000)
Total net deferred taxes	**$ -**	$ -

The Company has recorded a valuation allowance for the full amount of its net deferred tax assets as of December 31, 2004 and 2003, based on management's evaluation of the evidential recognition requirements under the criteria of SFAS 109. The main component of the evidential recognition requirements was the Company's cumulative pretax losses since inception. The provision for income taxes at the Company's effective rate did not differ from the provision for income taxes at the statutory rate for 2004, 2003, and 2002.

9. Segment Information

The Company conducts its business within one industry segment – financial services technology. To date, all revenues generated have been from transactions with North American customers. Single entities accounted for 87%, 97% and 87% revenues in 2004, 2003, and 2002, respectively. All other segment disclosures required by SFAS 131 are included in the consolidated financial statements or in the notes to the consolidated financial statements.

10. Related Party Transactions

In December 2003, the Company issued a convertible note in the principle amount of $100,000 to a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding common stock.

In July 2003, the Company relocated and executed a month-to-month lease with a holder of one of its convertible notes. The rent expense for the office for the twelve month period ended December 31, 2004 and six month period ended December 31, 2003, was approximately $18,000 and $7,500, respectively.

In January 2003, the Company issued 283,334 shares of common stock to two board members in lieu of cash compensation owed to them by the Company.

In June 2002, the Company issued a convertible secured note to its Chairman, President and Chief Executive Officer in the principal amount of $125,000. The note bears interest at 8%, and principal and accrued interest are due in June 2004.

In June 2002, the Company issued 70,000 shares of Company stock to a member of its Board of Directors as a finder's fee for capital raising services.

11. Commitments and Contingent Liabilities

The Company and its founder, Jeff Norris, have been defendants in a lawsuit filed by Temple Ligon on November 30, 1996 in the Court of Common Pleas for the County of Richland in Columbia, South Carolina. Mr. Ligon claims, among other things, that the Company and Mr. Norris breached an agreement to give him a 1% equity interest in the Company in consideration of services Mr. Ligon claims to have performed in 1993 and 1994 in conjunction with the formation of the Company, and seeks monetary damages of $5,463,000. This lawsuit initially resulted in a jury verdict against the Company of $68,000. However, Mr. Ligon subsequently requested and was granted a new trial. In January 2004, this lawsuit resulted in another jury verdict against the Company of $382,148. In connection with the litigation and the resulting jury verdict, the Company filed post-trial motions with the trial court in which, among other things, it claimed that the jury verdict should be set aside. On July 23, 2004, the trial judge granted the Company's motions, set aside the jury verdict, and ordered entry of a judgment in favor of the Company. The plaintiff has appealed the trial judge's ruling to the South Carolina Court of Appeals. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

In November 2003, Household International, Inc. ("Household") filed a declaratory judgment action against the Company in United States District Court in Wilmington, Delaware (the "Delaware Federal Court"). In its complaint Household requested the Delaware Federal Court to rule that Household was not infringing any of the claims of the Company's patents (U.S. Patent No. 5,870,721 C1, No. 5,940,811, and No. 6,105,007) and that the patents were not valid. The Company filed counterclaims against Household claiming that Household infringes U. S. Patent Nos. 5,870,721 C1, 5,940,811 and 6,105,007. The Company also filed a motion with the Delaware Federal Court to transfer the case to the Columbia Federal Court. In April 2004, the Delaware Federal Court granted the Company's motion to transfer the case to Columbia Federal Court. As discussed previously, the PTO has granted the reexamination request filed by Federated and Ameritrade relating to U. S. Patent No. 6,105,007. The Company has had discussions with Household to jointly file a request with the Columbia Federal Court to stay the Household action pending the resolution of the PTO's reexamination. The Company believes that it is likely that the lawsuit will be stayed pending the resolution of the reexamination of U. S. Patent No. 6,105,007.

The Company has also instigated litigation against Federated Department Stores, Inc. and Ameritrade Holding Corporation in which it claims that these companies have infringed U.S. Patent No. 6,105,007. For more information about these proceedings, see Note 1 to the Company's consolidated financial statements.

12. Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2004				
Revenue	$ 254,412	$ 4,412	$ 23,011	$ 5,463
Gross profit	191,471	3,971	22,569	5,022
Net (loss) income	(122,990)	(185,575)	242,351	(150,913)
Net loss per share – basic and diluted	(0.00)	(0.00)	0.01	(0.00)
Year ended December 31, 2003				
Revenue	$ 4,412	$ 4,412	$ 4,411	$ 504,412
Gross profit	3,970	3,972	3,969	503,971
Net (loss) income	(235,709)	(197,486)	(156,787)	29,474
Net loss per share – basic and diluted	(0.01)	(0.00)	(0.00)	0.00

The sum of certain net loss per share amounts differs from the annual reported total due to rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Affinity Technology Group, Inc.
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of Affinity Technology Group, Inc. and subsidiaries (collectively, the "Company"), as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses, has an accumulated deficit, and has certain convertible notes in default. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Scott McElveen, L.L.P.

Columbia, South Carolina
March 18, 2005

Corporate and Stockholder Information

BOARD OF DIRECTORS
Joseph A. Boyle,
Chairman, President, Chief Executive Officer, and Chief Financial Officer
Affinity Technology Group, Inc.

Wade H. Britt, III
Director

Robert M. Price, Jr.
President
PSV, Inc.

Peter R. Wilson, Ph.D.
Associate Professor
Fuqua School of Business
Duke University

EXECUTIVE OFFICERS
Joseph A. Boyle
Chairman, President, Chief Executive Officer, and Chief Financial Officer

S. Sean Douglas
Executive Vice President and Chief Operating Officer

CORPORATE OFFICE
8807 A Two Notch Road
Columbia, SC 29223
(803) 758-2511
http://www.affi.net

COMMON STOCK
The Common Stock of
Affinity Technology Group, Inc.
is traded on the Over-The-Counter Bulletin
Board (OTCBB), under the symbol "AFFI."

REGISTRAR AND TRANSFER AGENT
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
http://www.melloninvestor.com/isd

Corporate and Stockholder Information (continued)

STOCKHOLDER INQUIRIES
Affinity welcomes inquiries from stockholders and other interested investors. The Form 10-K will be provided without charge to any stockholder who writes to the address as set forth below. The Form 10-K and other financial materials are also available electronically via the World Wide Web at http://www.affi.net. General stockholder and investor questions may be directed to:

Investor Relations
8807 A Two Notch Road
Columbia, SC 29223
(803) 758-2511

ANNUAL MEETING
All stockholders and other interested parties are invited to attend the Company's annual stockholders' meeting scheduled for Thursday, May 26, 2005, at 10:00 a.m. at the Ramada Plaza Hotel, 8105 Two Notch Road, Columbia, South Carolina.

INDEPENDENT PUBLIC ACCOUNTING FIRM
Scott McElveen L.L.P.
1441 Main Street
Suite 1200
Columbia, SC 29202

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AFFINITY TECHNOLOGY GROUP, INC.
8807 A TWO NOTCH ROAD
COLUMBIA, SOUTH CAROLINA 29223
803.758.2511 FAX 803.758.2560
www.affi.net